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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (AMENDMENT NO. )1

                        MILLENNIUM BANKSHARES CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $5.00 PER SHARE
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                         (Title of Class of Securities)

                                   60037B 10 6
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                                 (CUSIP Number)

                   CARROLL C. MARKLEY, 1601 WASHINGTON PLAZA,
                      RESTON, VIRGINIA 20190 (703) 464-0100
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                JANUARY 31, 2002
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 7 Pages)



         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

-----------------------------                      -----------------------------
    CUSIP No. 60037B 10 6         SCHEDULE 13D           Page 2 of 7 Pages
-----------------------------                      -----------------------------

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Carroll C. Markley
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)    |_|
                                                                      (b)    |_|
          Not Applicable
--------- ----------------------------------------------------------------------
3         SEC USE ONLY


--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  |_|

          Not Applicable
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
------------------------- ------- ----------------------------------------------
       NUMBER OF          7       SOLE VOTING POWER

         SHARES                   216,685
                          ------- ----------------------------------------------
                          8       SHARED VOTING POWER
      BENEFICIALLY
                                  -0-
                          ------- ----------------------------------------------
     OWNED BY EACH        9       SOLE DISPOSITIVE POWER

       REPORTING                  216,685
                          ------- ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER
      PERSON WITH
                                  -0-
------------------------- ------- ----------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          216,685
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
          Not Applicable
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.7%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


Item 1.        Security and Issuer
               -------------------

               This Schedule 13D relates to the common stock, par value $5.00 per share (the "Common Stock"), of Millennium Bankshares Corporation, a Virginia corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1601 Washington Plaza, Reston, Virginia 20190.

               The Issuer effected a two-for-one stock split of the Common Stock in October 2001. All amounts presented in this Schedule 13D have been adjusted to reflect the stock split.

Item 2.        Identity and Background
               -----------------------

               (A)    Carroll C. Markley.

               (B) The business address of Mr. Markley is 1601 Washington Plaza, Reston, Virginia 20190.

               (C) Mr. Markley is Chairman, President and Chief Executive Officer of the Issuer.

               (D) During the past five years, Mr. Markley has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

               (E) During the past five years, Mr. Markley has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (F)    Mr. Markley is a citizen of the United States of America.

Item 3.        Source and Amount of Funds and Other Consideration
               --------------------------------------------------

               Mr. Markley used personal funds in making acquisitions of shares of Common Stock, as follows:

                  (i) On March 1, 1999, Mr. Markley purchased 63,500 shares of Common Stock for $5.00 per share from the Issuer in a private offering.



                               Page 3 of 7 Pages

                  (ii) On February 28 and March 15, 2001, Mr. Markley purchased 21,780 shares of Common Stock for $5.00 per share from the Issuer in a private offering.
                  (iii) On January 31, 2002, Mr. Markley purchased 15,000 shares of Common Stock for $6.00 per share from the Issuer in its initial public offering.

               In addition, in connection with the March 1999 private offering, the Issuer issued, for each share of Common Stock purchased, a warrant to acquire one share of Common Stock at an exercise price of $5.00 per share. As a result, Mr. Markley has the right to acquire 63,500 shares of Common Stock upon the exercise of warrants. The warrants are immediately exercisable.

               Finally, the Issuer has granted Mr. Markley options to purchase shares of Common Stock pursuant to the Issuer's stock option plan, as follows:

                  (i) On February 9, 2000, the Issuer granted to Mr. Markley options to purchase 33,066 shares of Common Stock at an exercise price of $5.00 per share.
                  (ii) On January 25, 2001, the Issuer granted to Mr. Markley options to purchase 33,066 shares of Common Stock at an exercise price of $5.00 per share.
                  (iii) On February 8, 2001, the Issuer granted to Mr. Markley options to purchase 165,330 shares of Common Stock at an exercise price of $5.00 per share.

               Each of the options vest in five equal annual installments beginning one year after the grant. As a result, Mr. Markley has the right to acquire 52,905 shares of Common Stock upon the exercise of options exercisable within 60 days.

Item 4.        Purpose of Transaction
               ----------------------

               Mr. Markley has purchased shares of Common Stock for investment purposes. Mr. Markley may acquire additional shares of Common Stock if the price is acceptable and personal funds are available for such purpose. Mr. Markley intends to continue to evaluate the Issuer and its business prospects and to take such actions as he deems necessary and appropriate to maximize the economic value of his investment in securities of the Issuer, including further acquisitions and/or dispositions of shares of Common Stock.

               Except as described above or otherwise in this Schedule 13D, there are no plans or proposals that Mr. Markley may have that relate to or would result in:

               (A) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;



                               Page 4 of 7 Pages

               (B) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (C) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

               (D) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (E) Any material change in the present capitalization or dividend policy of the Issuer;

               (F) Any other material change in the Issuer's business or corporate structure;

               (G) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

               (H) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (I) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
                      Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

               (J)    Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer
               ------------------------------------

               (A) The aggregate number and percentage of Common Stock beneficially owned by Mr. Markley are 216,685 shares and 5.7% of the issued and outstanding shares of Common Stock, respectively. Of that amount, Mr. Markley has the right to acquire 116,405 shares of Common Stock upon the exercise of certain warrants and stock options exercisable within 60 days, as described in Item 3 above.

               (B) Mr. Markley has, or will have upon the exercise of certain warrants and stock options, the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all shares of Common Stock identified pursuant to paragraph (A) above.

               (C) On January 31, 2002, Mr. Markley purchased 15,000 shares of Common Stock for $6.00 per share from the Issuer in its initial public offering.



                               Page 5 of 7 Pages

               (D)    Not applicable.

               (E)    Not applicable.

Item 6.        Contracts,  Arrangements,  Understandings  or Relationships  with
               -----------------------------------------------------------------
               Respect to Securities of the Issuer
               -----------------------------------

               Mr. Markley is a director of the Issuer.

Item 7.        Material to be Filed as Exhibits
               --------------------------------

               Not applicable.






















                               Page 6 of 7 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement on this Schedule 13D is true, complete and correct.



                                                 /s/ Carroll C. Markley
Date:  February 11, 2002                 ---------------------------------------
                                                   Carroll C. Markley



Attention:     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).























                               Page 7 of 7 Pages